Mail Stop 0303

December 3, 2004

VIA U.S. MAIL AND FACSIMILE

Jeffrey T. Baglio, Esq.
Paul B. Johnson, Esq.
Gray Cary Ware & Freidenrich LLP
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2133

		Re:	Invitrogen Corporation
			Registration Statement on Form S-4/A
			File No. 333-120330
			Filed November 23, 2004

Gentlemen:

      We have reviewed your amended filing, and have the
following comments.   The scope of our review has been limited
to tender offer and other non-accounting issues. Where indicated, we think you should revise your document in response to these comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.

Amendment No. 1 to Form S-4

Summary, page 1

1. Revise to briefly describe the effect on the Company`s liquidity and capital resources from the cash settlement provisions of the New Notes, and discuss the means by which the Company reasonably expects to finance the cash requirement resulting from conversion of the New Notes.

Summary of Certain Differences between the Existing Notes and the New Notes, p. 8

2. Revise to briefly summarize:

a) the contingent conversion provisions of the Existing Notes so that it`s clearer how EITF Issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.

b) how the exchange will result in the Company reporting higher
EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2003 reported EPS would be if the exchange did not occur.

c) the material risks of the New Notes where those risks differ from the risks of the Existing Notes.

3. We understand that a class of Existing Notes has been held by noteholders for less than one year. Advise us why those noteholders do not have to comply with the registration and prospectus delivery requirements of the Securities Act. Refer to the following no-action letters in preparing your response:
Exxon Capital Holdings, 4/13/88; Morgan Stanley, 6/5/91.

Accounting Treatment, page 32

4. Confirm, on a supplemental basis, if true, that you applied the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

Certain U.S. Federal Income Tax Considerations, page 74

5. We note that the tax consequences of the transaction are uncertain and may be material to an investment decision. Please obtain an opinion of counsel and revise the disclosure to clarify that it reflects the opinion of counsel. See Item 601(b)(8) of Regulation S-K. When rendering its opinion, counsel`s opinion should be clear as to the degree of uncertainty associated with the exchange offer. Alternatively, please provide us with a well-reasoned legal analysis for why the offer`s tax consequences are immaterial and a tax opinion is not required.

Closing Comments

      As appropriate, please amend the registration statement and/or Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.

	You may contact me on any questions regarding the comments at
(202) 942-2948.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers
and Acquisitions